GIOVANNI CARUSO Partner
345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 23, 2022

Jim Lopez

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Embrace Change Acquisition Corp.

Amendment No. 5 Registration Statement on Form S-1

Filed on March 14, 2022

File No. 333-258221

Dear Mr. Lopez:

On behalf of our client, Embrace Change Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 9, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 6”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 6, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Jim Lopez U.S. Securities & Exchange Commission March 23, 2022 Page 2

Form S-1/A filed March 14, 2022

General, page 70

1.

We note your response to prior comment 2 and the statement on page 70 that you engaged the services of ARC Group Limited to provide financial advisory services to you “in connection with this offering.” Please file the agreement between ARC and the sponsor and revise page 70 to further clarify the services to be provided by ARC in connection with the offering and/or identification and consummation of an initial business combination.

Response: The disclosure on page 70 inadvertently indicated that the Company engaged the services of ARC Group Limited to provide financial advisory services to the Company in connection with the offering. ARC Group Limited has not been engaged by the Company except as indicated in the administrative support agreement. The Company has deleted that sentence in the Amendment No. 6. Accordingly, given that there is no agreement between ARC Group Limited and the Company other than the administrative support agreement, which has already been filed, no additional agreement is being filed with Amendment No. 6.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner